Kelyniam Global, Inc.
1100 North University Avenue
Suite 135
Little Rock, Arkansas 72207
1-800-280-8192
www.kelyniam.com

January 30, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Kelyniam Global, Inc.
Registration Statement on Form SB-2, Amendment No. 1
File No. 333-139015

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kelyniam Global, Inc., a Nevada Corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon as thereafter as practicable. No securities were sold under this registration statement.

The reason for the withdrawal is that the Registrant Statement was filed with the incorrect File number on the facing page.

Very Truly Yours,

/s/ James Ketner
James Ketner
President/CEO/Chairman